Exhibit 99.1

Kaspi.kz 2Q and 1H 2024 Financial Results

Almaty, Kazakhstan, 22 July 2024 – Joint Stock Company Kaspi.kz (“Kaspi.kz”, “we”) (Nasdaq: KSPI) which operates the Kaspi.kz Super App for consumers and Kaspi Pay Super App for merchants, today publishes its unaudited consolidated IFRS financial results for the quarter and first half ended 30 June 2024 (“2Q & 1H 2024”).

2Q 2024 Highlights

•
Strong 2Q 2024 with revenue and net income up 36% and 25% year-over-year (“YoY”), respectively.
•
Our faster growing and more profitable Payments and Marketplace Platforms together accounted for 68% of consolidated net income, up from 61% in 1H 2023.
•
All Platforms continued to deliver strong top-line growth in the second quarter of 2024:
o
Marketplace remains our fastest growing platform with GMV and revenue up 62% and 96% YoY respectively.
o
Revenue from value-added services (“VAS”) increased 4.2x YoY and added 100 bps to Marketplace Take Rate, which reached 9.5%.
o
Range of ad products expanded with the launch of brand advertising.
o
Marketplace net income up 68% YoY.
•
Within Marketplace, e-Commerce keeps delivering the stand-out performance:
o
e-Commerce GMV up 113% YoY.
o
e-Commerce Take Rate up 30 bps YoY to 11.3%.
•
e-Grocery top-line keeps growing fast:
o
GMV up 99% YoY & active customers up to 639k.
o
Launched in Shymkent, Kazakhstan’s 3rd largest city. With a presence in Almaty, Astana and Shymkent, e-Grocery covers around half of Kazakhstan’s total retail trade.
o
We are expanding existing dark stores and are opening another large dark store in Almaty to meet growing consumer demand.
•
Following the acquisition of Kolesa.kz, we are focussing on the autos’ vertical, which we believe is one of the largest areas of household spending:
o
e-Cars accounted for 28% of e-Commerce GMV during 1H 2024.
o
Further product launches planned later this year, as we build the leading digital experience around selling, buying & servicing a car.
•
Kaspi Travel is still growing rapidly:
o
Travel GMV up 33% YoY.

o
Last year we launched Kaspi Tours, a vacation package marketplace and in 2Q 2024 tours GMV increased 644% YoY.
o
Tours are growth enhancing and had a 7.9% Take Rate.
•
In Payments, strong top-line continues to drop-through to bottom-line:
o
Payment’s transactions up 46% YoY.
o
B2B Payments remains the fastest-growing component of TPV. We expect B2B to keep growing significantly faster than Payments TPV.
o
Payments revenue and net income up 23% and 22% respectively.
•
Fintech Platform TFV growth up 43% YoY:
o
Merchant & Micro Finance is our fastest growing lending product and at 17% of TFV in 1H 2024 is increasingly meaningful in size.
o
Moderating interest rates and loans growing faster than deposits should see Fintech net income growth accelerate significantly from the third quarter of 2024.
•
Investing in our growth including international expansion is our top priority. However, if we have excess capital, we will return it to our shareholders.
o
Based on strong 2Q 2024 Kaspi.kz consolidated financials our Board of Directors has proposed a dividend of KZT850/ADS, subject to shareholder approval.
•
The third quarter of 2024 has gotten off to a strong start and we observe a healthy and predictable consumer and merchant environment. The timing of marketing campaigns often varies and year-on-year growth in 3Q 2024 will be lower than during 1H 2024 due to Kaspi Juma having already taken place. That said, we remain on track to deliver our existing platform guidance and expectation of around 25% year-over-year full-year 2024 Kaspi.kz consolidated net income growth.

We've had a strong first half 2024

Revenue +36% YoY and Net Income +25% driven by strong Marketplace performance

Payments	Marketplace	Fintech	Consolidated
+32% YoY TPV	**+62% YoY** GMV	**+43% YoY** TFV	**72** Monthly Transactions per Active Consumer
+23% YoY Revenue	**+96% YoY** Revenue	**+23% YoY** Revenue	**+36% YoY** Revenue
+22% YoY Net Income	**+68% YoY** Net Income	**+2% YoY** Net Income	**+25% YoY** Net Income

Source: Company data

Kaspi.kz

Payments & Marketplace accounted for 68% of Net Income

Payments & Marketplace will remain the main drivers of long-term profits growth

6M'23
37%
24%
39%
61%
6M'24
36%
32%
32%
68%
Payments
Marketplace
Fintech

Source Company data

Kaspi.kz

To the shareholders of Kaspi.kz:

During the second quarter, we continued to execute in the fashion that you have become accustomed too.

User engagement continues to hit record levels, with our consumers transacting 72 times per month, payments transaction up 46% year-over-year and marketplace purchases up 38%. We always aim to do more for our customers and strong transaction activity in turn is resulting in rapid top-line momentum across our business.

Marketplace Platform continues to go from strength to strength, with GMV up 62% year-over-year. Within this, e-Grocery GMV increased 99%. In Kaspi Travel, GMV from Kaspi Tours increased 644%. Kaspi.kz is the market leader in e-Commerce and going forward we will focus on building a best-in-class consumer experience around more verticals. We started with Travel, then e-Grocery and now e-Cars. As we execute further on our vertical specific strategy, we expect this to unleash another wave of innovation and growth, creating value for both our customers and shareholders. More new game changing services to come from us later this year.

Another important area of focus for us, is merchant value-added services. This includes advertising, where we recently launched our brand advertising solution. Now brands can run campaigns and promote merchants that sell their products. The digital advertising market in Kazakhstan is still in its early days. With a world class advertising proposition for local and global brands, we expect to be a catalyst for the market’s growth.

Each of our new services are not only helping us to keep growing fast but will open new areas for product innovations in the future. Their success gives me confidence that Kaspi.kz can keep delivering healthy growth for many more years to come.

The third quarter of the year has gotten off to a strong start and the consumer and merchant environment remains healthy. Our Fintech Platform should now see its Net Income growth accelerate significantly, which is another encouraging driver for the future. With Kaspi Juma taking place in the first and second quarter this year, year-over-year GMV growth should be lower in the third quarter before accelerating again in the fourth quarter. Looking through the timing of marketing campaigns, we’re very much on track to deliver another year of strong top and bottom-line growth.

As usual, if we have excess capital, we return it to our shareholders. For the second quarter of 2024, our Board of Directors has recommended a dividend of KZT850/ADS, subject to shareholder approval.

Investors should keep in mind though, that we’re working on our plans to grow Kaspi.kz outside of Kazakhstan and when we think the time is right, we won’t hesitate to put our capital to work.

Mikheil Lomtadze
Kaspi.kz CEO and co-founder

Kaspi.kz 2Q & 1H 2024 Engagement & Product Highlights

Update on e-Grocery, Kaspi Tours, advertising & valued-added services

With 72 average number of monthly transactions per active consumer, in 2Q 2024, we believe that our Kaspi.kz Super App is one of the most engaged major mobile apps globally. The Kaspi.kz and Kaspi Pay Super Apps large and engaged customer base is also one of our most important competitive advantages.

From starting in Almaty just over two years ago, Kaspi e-Grocery continues growing at a rapid rate. With an innovative, high-quality online offering, we believe we are transforming the food shopping experience in Kazakhstan. During 2Q 2024, e-Grocery GMV increased 99% year-over-year and active consumers reached around 639 thousand.

e-Grocery recently expanded into Shymkent, Kazakhstan’s third largest city. For the remainder of this year, we will continue scaling volumes, expand capacity of existing dark stores and open another large dark store in Almaty to meet rapidly growing consumer.

e-Grocery GMV +99% YoY in 2Q'24

We will keep scaling by expanding existing dark stores plus 1 new dark store in Almaty

	2Q'23	2Q'24
Active Consumers	360K	639K
e-Grocery GMV KZT	14.6B	29.1B

+99%

	2Q'23	2Q'24
Average Ticket size KZT	13K	14K
e-Grocery # of purchases[1]	1.2M	2.1M

+83%

Source Company data

Kaspi.kz

We successfully launched Kaspi Travel around three years ago, initially offering flight bookings before adding rail ticketing. Last year, we launched Kaspi Tours, our vacation package marketplace.

Tours have been additive to Travel’s growth and were an important focus in our recent summer Kaspi Juma promotional event. During 2Q 2024, Tours GMV increased 644% year-over-year and for 1H 2024 accounted for 8% of Travel GMV.

Vacation packages GMV +644% YoY in 2Q'24

Growth due to strong seasonal offering. Tours boost Travel's growth & are Take Rate positive

	2Q'23	3Q'23	4Q'23	1Q'24	2Q'24
Take Rate	8.3%	8.7%	8.7%	8.7%	7.9%
GMV KZT	2B	3B	4B	7B	12B
Tourists in tours # of tourists	3.6K	6.7K	11.0K	16.0K	26.8K

GMV: +644% (2Q'23 to 2Q'24)

Tourists in tours: +640% (2Q'23 to 2Q'24)

9:41
Almaty – Dubai
Popular
Food
Stella Di Mare Dubai Marina 5*
751 292 ₸
Voco Bonnington Dubai 5*

Source Company data

Kaspi.kz

Kaspi Advertising and Kaspi Delivery are significantly broadening the range of value-added services we offer, but we’re still in the early stages. In 2Q 2024, VAS contributed 100 bps to Marketplace’s record-high 9.5% total Take Rate.

Recently we expanded our advertising solutions with the launch of brand advertising. Now brands and their agencies can run campaigns for their brand, products or merchants that sell their products. This is our second advertising product, having previously launched tools for e-Commerce merchants to promote specific products.

Advertising & Delivery revenue +4.2x YoY

Value Added Services growing fast & Marketplace Take Rate additive

Value added services
KZT

4.2x
22B
8B
Classifieds(2)
5B
Ads
13B
Advertising
9B
Delivery
5B
1B
4B
2Q'23
2Q'24

Marketplace GMV Take Rate [1]

9.5%
8.5%
0.6%
+0.0%
+0.2%
+0.8%
1.6%
7.9%
7.9%
2Q'23
Seller fee
Delivery
Advertising
2Q'24
Seller fee
Value added services

Source: Company data
Notes: 1. Take rate is calculated based on GMV 3P only
2. Classifieds revenue is represented mostly by services related to the promotion of listings on classifieds platforms of Kolesa.kz and Digital [illegible]

Kaspi.kz

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High user engagement, integrated payments & finance gives us a world-class ad product

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Source Company data

Kaspi.kz

As always, we expect to continue launching new services, and our product pipeline for the remainder of 2024 and beyond is as exciting as ever.

Kaspi.kz 2Q and 1H 2024 Financial Highlights

Revenue up 38% and net income up 27% YoY in 1H 2024

On-track for 2024 consolidated net income up 25% YoY

During 2Q 2024, consolidated revenue increased 36% year-over-year to KZT599 billion. For 1H 2024, revenue increased 38% year-over-year to KZT1.2 trillion.

Our Payments Platform delivered fast and consistent top-line growth, due to the ongoing success of Kaspi Pay and B2B Payments. In Marketplace, e-Commerce including e-Grocery continues to see extremely strong momentum, helped in the second quarter by our summer Kaspi Juma which took place in June, compared with July last year. Marketplace revenue is also benefiting from VAS growth. Healthy TFV origination continues to translate into strong Fintech revenue growth.

During 2Q 2024, our consolidated net income increased 25% year-over-year to KZT243 billion. For 1H 2024, net income increased 27% year-over-year to KZT466 billion.

Payments Platform continues to deliver strong bottom-line growth and high profitability. Marketplace’s profit growth is lower than revenue growth due to rapid growth in 1P e- Grocery and e-Cars revenue. In Fintech, significantly higher funding costs continue to mute profit growth. Interest rates, however, have started to decline and our loan-to-deposit ratio is moving up, which should see Fintech profitability growth accelerating significantly from the third quarter of this year.

Our faster growing and more profitable Payments and Marketplace Platforms continue to deliver strong bottom-line growth, accounting for 68% of consolidated net income, up from 61% in 1H 2023. In 2024, we expect the contribution to net income from our Payments and Marketplace Platforms to increase again year-over-year.

Based on our 2Q 2024 financial results our Board of Directors has proposed a dividend per ADS equivalent to KZT850, subject to shareholder approval.

Payments Platform

Transactions up 46% and 44% YoY in 2Q & 1H 2024

Consistently strong top & bottom-line

Revenue up 24% YoY 1H 2024 & net income up 23%

Payments Platform facilitates transactions between merchants and consumers. For consumers, Payments Platform is a highly convenient way to pay for shopping transactions, regular household bills and make peer-to-peer payments.

For merchants, Payments Platform enables them to accept payments in-store and online, issue and instantly settle invoices, pay suppliers, monitor their turnover & inventory, produce and pay tax reports. Kaspi Shopping Register integrates a digital cash register in the Kaspi Pay Super App with our POS network.

Our Payments Platform is fundamental to high levels of engagement and proprietary payments data informs decision making across multiple areas of our business.

In 1H 2024, Payments Platform had 721,000 merchants and 13.2 million consumers.

Our focus is maximizing transaction intensity and during 2Q and 1H 2024, transaction volumes increased 46% and 44% year-over-year respectively. Volumes keep growing fast due to growth in Kaspi Pay transactions, rapid adoption of B2B Payments and the ongoing popularity of Bill Payments.

During 2Q 2024, TPV increased 32% year-over-year to KZT8.8 trillion. TPV growth below transactions growth reflects lower average ticket size year-over-year, as householders use Payments Platform more frequently for more of their day-to-day transactions. For 1H 2024, TPV increased 34% year-over-year to KZT16.7 trillion.

Kaspi B2B Payments is the fastest-growing component of our TPV and during 1H 2024, accounted for 5% of TPV. We expect B2B Payments to continue growing significantly faster than Payments TPV.

TPV +32% & +34% YoY in 2Q/1H'24

Take Rate
1.24%
1.18%
1.24%
1.19%
+32%
+34%
6.7T
8.8T
12.5T
16.7T
TPV
KZT
2Q'23
2Q'24
6M'23
6M'24

TPV breakdown
B2B Payments
P2P Payments
Household Bill Payments
5%
7%
17%
6M'24
71%
Kaspi QR & Card Transactions

Source Company data

Kaspi.kz

Payments Take Rate during 2Q 2024 was 1.18%, compared with 1.24% in 2Q 2023. Take Rate remains broadly stable year-over-year, albeit rapid growth in Kaspi Pay QR payments is a slight drag. For 1H 2024, Take Rate was 1.19% compared with 1.24% in the same period in 2023.

Payments Platform revenue increased 23% year-over-year to reach KZT139 billion during 2Q 2024. As interest rates decline, growth in interest revenue on current account balances is below fee revenue growth. For 1H 2024, Payments Platform revenue increased 24% year-over-year to reach KZT265 billion.

Payments Platform net income increased 22% year-over-year to KZT89 billion, during 2Q 2024. High Payments Platform profitability continues to reflect tight cost control. For 1H 2024, Payments Platform net income increased 23% year-over-year to KZT170 billion.

Payments Revenue +23% & Net Income +22% YoY in 2Q'24

Payments continues to deliver strong top-line growth & high profitability

Revenue

KZT

+23%
+24%
113B
139B
214B
265B
2Q'23
2Q'24
6M'23
6M'24

Net Income

KZT

+22%
+23%
73B
89B
138B
170B
2Q'23
2Q'24
6M'23
6M'24

Source Company data

Kaspi.kz

For full-year 2024 we continue to expect Payments Platform revenue to increase around 20% year-over-year, reflecting robust consumer and merchant transaction trends. Stable Payments Take Rate should be supportive for revenue growth but needs to be balanced against slower growth in interest revenue on account balances. Considering Payments Platform’s operational gearing, we expect bottom-line growth to once again grow ahead of revenue growth, at around 25% year-over-year.

Marketplace Platform

Purchases up 38% and 36% in 2Q & 1H 2024

Revenue growth ahead of GMV due to valued-added services

Revenue up 102% YoY in 1H 2024 & net income up 72% even with 1P

Our Marketplace Platform connects both online and offline merchants with consumers.

m-Commerce is our mobile solution for shopping in person, while consumers can use e- Commerce to shop anywhere, any time with free delivery. Kaspi Travel allows consumers to book flights, rail tickets and package holidays. E-Grocery helps households with their day-to-day shopping needs. Kolesa.kz gives Marketplace leadership in auto and real estate classifieds and is integrated with e-Cars which includes the sale of 1P & 3P cars and their parts.

Our core Marketplace Platform is a “3P” model, except for e-Grocery and part of e-Cars where we are building “1P” marketplaces.

In 1H 2024, Marketplace Platform had 7.6 million consumers.

Just as with our Payments Platform, we’re prioritising growth in transactions and during 2Q and 1H 2024, Marketplace purchases increased 38% and 36% year-over-year respectively. All Marketplace services are contributing to growth, led by e-Commerce including e-Grocery.

In 2Q 2024, Marketplace GMV increased 62% year-over-year to reach KZT1.4 trillion. We held our summer Kaspi Juma in June, compared with July last year. For 1H 2024, GMV was also up 62% year-over-year to reach KZT2.6 trillion, with Kaspi Juma also having taken place in 1Q 2024.

Valued-added services revenue including Kaspi Delivery, advertising and Classifieds, as well as Kaspi Juma resulted in Marketplace Take Rate increasing significantly to 9.5% in both 2Q and 1H 2024. During the same periods in 2023, Take Rate was 8.5%.

Marketplace GMV +62%YoY &Take Rate all time high 9.5%in 2Q/1H'24

GMV is growing fast. VAS &Kaspi Juma are boosting Take Rate

Take Rate (1)
8.5%
9.5%
8.5%
9.5%
+62%
+62%
856B
1.4T
1.6T
2.6T
GMV (2)
KZT
2Q'23
2Q'24
6M'23
6M'24

Marketplace GMV breakdown
Kaspi Travel
m-Commerce
8%
47%
6M'24
45%
e-Commerce

Source Company data

Notes 1. Take rate is calculated based on GMV 3P only
2. Sum of GMV3P and GMV 1P starting 1Q'23

Kaspi.kz

In 2Q 2024, e-Commerce demand was extremely strong with orders up 126% year-over- year. GMV increased 113% year-over-year to KZT610 billion. For 1H 2024, orders and GMV both increased 114% year-over-year, with GMV reaching KZT1.2 trillion.

e-Grocery GMV increased 99% year-over-year during 2Q 2024 and accounted for 5% of e-Commerce GMV in 1H 2024. e-Cars, which is an important focus area for us, accounted for 28% of e-Commerce GMV during the first half of 2024.

In the second quarter of 2024, e-Commerce’s Take Rate increased to 11.3% from 11.0% in 2Q 2023. The main driver of this was the success of e-Commerce VAS. Kaspi Delivery and Kaspi Advertising are expected to remain Take Rate additive over the medium-term. For 1H 2024, e-Commerce’s Take Rate increased to 11.2% from 10.6% in 1H 2023.

e-Commerce GMV +113% YoY & Take Rate all time high 11.3% in 2Q'24

Kaspi Delivery & Advertising boosting e-Com Take Rate. e-Cars equivalent to 28% of GMV

Take Rate(2)
11.0%
11.3%
10.6%
11.2%
+113%
+114%
e-Commerce
GMV
KZT
286B
610B
549B
1.2T
+126%
+114%
e-Commerce
# of purchases(1)
9.5M
21.3M
18.2M
38.9M
2Q'23
2Q'24
6M'23
6M'24

e-Commerce GMV breakdown
e-Grocery
e-Cars(3)
5%
28%
6M'24
67%
General Goods

Source Company data

Notes 1. Number of orders
2. Take rate is calculated based on GMV 3P only
3. e-cars consists of Cars GMV 1P (KZT 25 bn) and GMV 3P related to Cars and auto parts (KZT 304 bn) for 6M2024

Kaspi.kz

m-Commerce continued to see accelerating top-line growth compared with the end of 2023. During 1H and 2Q 2024 purchases increased 10% year-over-year. The combination of higher promo activity and growth in retail trade led to strong ticket-size growth year-over-year. As a result, GMV increased 37% year-over-year to reach KZT646 billion in 2Q 2024 and 35% to KZT1.2 trillion in 1H 2024. Successful promotional events resulted in m-Commerce’s Take Rate increasing to 9.0% in both 2Q and 1H 2024 from 8.0% in the same periods in 2023.

Kaspi Travel’s GMV increased 33% year-over-year to KZT128 billion during 2Q 2024, with ticket sales up 16% to 4.7 million. Take Rate increased by 20 bps year-over-year to 4.4%, due to the success of our package tours marketplace. For 1H 2024, Travel’s GMV increased 38% year-over-year to KZT226 billion, with Take Rate up to 4.5% from 4.2% during the same period in 2023.

Travel’s GMV growth should remain strong with package tours, which accounted for 8% of Travel’s GMV in the first half of 2024, becoming more meaningful. With a 7.9% Take Rate in 2Q 2024, packages are Take Rate enhancing.

With Marketplace Take Rate up year-over-year, 2Q 2024 Marketplace revenue grew significantly faster than GMV and was up 96% year-over-year to KZT169 billion. For 1H 2024, Marketplace revenue increased 102% year-over-year to KZT319 billion.

During 2Q 2024, Marketplace Platform net income reached KZT78 billion, representing a 68% increase year-over-year. Net income growth below revenue growth, reflects rapid e- Grocery and 1P e-Car’s revenue growth. For 1H 2024, Marketplace net income increased 72% year-over-year to KZT149 billion.

Marketplace Revenue +96%YoY &Net Income +68%YoY

Net Income growth remains fast even with investments into e-Grocery &e-Cars

Revenue
KZT
+96%
+102%
86B
169B
158B
319B
2Q'23
2Q'24
6M'23
6M'24
Net Income
KZT
+68%
+72%
46B
78B
87B
149B
2Q'23
2Q'24
6M'23
6M'24

Source Company data

Kaspi.kz

We now have a wider range of goods and services than ever before, many of which are seasonal in nature. As a result, we decided to hold Kaspi Juma in February, June and November this year, compared with July and November previously. As a result, Marketplace revenue growth and profitability was boosted year-over-year in 1H 2024 and will be lower year-over-year in 3Q 2024. The precise timing of marketing campaigns oftens varies and so what matters is our full-year guidance. For full-year 2024, Marketplace’s outlook remains unchanged and we continue to expect revenue to increase around 70% year- over-year, with strong momentum across all products. We expect revenue to be boosted by the rapid growth of VAS. We continue to anticipate net income growth of around 40% year-over-year.

Fintech Platform

TFV up 45% & deposits up 29% YoY in 1H 2024

TFV origination growing fast YoY & net income growth expected to accelerate in 2H 2024 Revenue up 25% YoY in 1H 2024 & net income up 2%

Our Fintech Platform provides consumers with BNPL, finance and savings products, and merchants with merchant finance services.

We finished 1H 2024 with 6.4 million loan consumers and 5.2 million deposit consumers.

During 2Q 2024, TFV increased 43% year-over-year, to reach KZT2.5 trillion. For 1H 2024, TFV increased 45% year-over-year, to reach KZT4.7 trillion.

Low risk, small ticket Buy-Now-Pay-Later (BNPL) loans accounted for 43% of TFV in 1H 2024, making them our most important Fintech Platform product. Merchant and Micro Business Finance is our fastest growing lending product, accounting for 17% of TFV during first half of 2024. We believe lending to merchants is a significant and underpenetrated opportunity in Kazakhstan. Car financing integrated with Kolesa.kz is also an important opportunity and along with BNPL, we expect that Fintech products integrated with Marketplace should continue to see their share of TFV increase.

TFV origination at healthy levels &+45%YoY in 6M'24

Merchant & Micro Business Finance is our fastest growing Fintech product

TFV to Average Net Loan
Portfolio Conversion Rate
2.2x
2.2x
+43%
+45%
1.7T
2.5T
3.3T
4.7T
TFV
KZT
2Q'23
2Q'24
6M'23
6M'24

TFV breakdown
Merchant & Micro
Business Finance
Car Finance
4%
17%
6M'24
43%
36%
General purpose
Buy Now Pay Later

Source Company data

Kaspi.kz

Our average net loan portfolio increased by 42% year-over-year, to KZT4.7 trillion in 2Q 2024 and 39% to KZT4.5 trillion in 1H 2024. Our deposit base has seen substantial growth since the second half of 2022 but in the first half of 2024 grew at a slower rate than our loan portfolio. In 2Q 2024, average savings increased by 26% year-over-year to KZT5.4 trillion. For

1H 2024, average savings increased by 29% year-over-year to KZT5.4 trillion. Our loan to deposit ratio increased to 85% at the end of the first half of 2024 up from 74% in 1H 2023.

Fintech yield was 6% during 2Q 2024 and 12% for 1H 2024, down from 7% and 13% respectively in the same periods in 2023. Lower yield year-over-year reflects the changing product mix with growing share of BNPL and Merchant Finance in TFV origination.

During 2Q 2024, our cost of risk was 0.6%, with credit quality strong and consistent with previous quarters. Our NPL ratio of 5.6% is broadly stable compared with the end of 2023.

Fintech Platform revenue increased by 23% year-over-year to reach KZT307 billion during 2Q 2024. Fintech revenue growth is benefitting from healthy levels of origination over the previous year, even considering the growing share of lower yielding BNPL and Merchant Finance loans. For 1H 2024, Fintech Platform revenue increased by 25% year-over-year to reach KZT598 billion.

In 2Q 2024, Fintech Platform’s net income increased by 2% year-over-year to KZT76 billion. Although we reduced our deposit rate for the first time in February 2024 elevated funding costs and an enlarged deposit base continue to result in lower near-term Fintech profitability. Fintech funding costs increased 33% year-over-year in 1H 2024. For 1H 2024, Fintech Platform net income increased 2% year-over-year to KZT148 billion.

For full-year 2024, we continue to expect Fintech Platform revenue to increase around 20% year-over-year, reflecting strong underlying customer demand especially linked to Marketplace growth, a stable economic backdrop and only slight lower yield. The adoption of merchant financing will increasingly be an important determinant of TFV and revenue top line momentum. With interest rates now starting to normalise and our loan portfolio growing faster than deposits, Fintech net income growth should accelerate significantly from the third quarter of 2024. For full-year 2024, we continue to expect Fintech net income growth around 15% year-over-year.

Fintech Platform Revenue +23%&+25%YoY in 2Q/1H'24. Net Income +2%

Lower Fintech profit growth in line with our FY24 guidance. Expected to accelerate in 3Q'24

Revenue

KZT

+23%
+25%
249B
307B
480B
598B
2Q'23
2Q'24
6M'23
6M'24

Net Income

KZT

+2%
+2%
75B
76B
144B
148B
2Q'23
2Q'24
6M'23
6M'24

Source Company data

Kaspi.kz

2024 Full Year Guidance

The third quarter of 2024 has gotten off to a strong start and we observe a healthy and predictable consumer and merchant environment. In 3Q 2024 year-over-year growth and profitability will be lower than during 1H 2024 due to Kaspi Juma having already taken place. The fourth quarter of 2024, should then see accelerating growth and higher profitability.

For full-year 2024, we remain on track to deliver our existing platform guidance and expectation of around 25% year-over-year Kaspi.kz consolidated net income growth.

Second Quarter and First Half 2024 Financial Results Conference Call

Monday, 22nd July 2024 at 8.00am EST (1pm GMT, 5.00pm Astana time).

To pre-register for this call, please go to the following link:

https://www.netroadshow.com/events/login?show=003831c9&confId=67819

You will receive access details via email.

Kaspi.kz consolidated financial statements

Consolidated Income Statement (unaudited)

	2Q 2023, KZT MM	2Q 2024, KZT MM	6M 2023, KZT MM	6M 2024, KZT MM	6M 2024, USD MM
Revenue	**439,257**	**599,237**	**834,261**	**1,152,051**	**2,444**
growth, %	-	***36%***	-	***38%***	-
Net Fee Revenue	218,906	302,913	415,454	578,065	1,226
Interest Revenue	200,118	249,836	385,438	490,137	1,040
Retail Revenue	13,092	40,104	21,106	75,674	161
Other gains (losses)	7,141	6,384	12,263	8,175	17
Costs and operating expenses	**(205,563)**	**(302,950)**	**(392,961)**	**(586,667)**	**(1,244)**
growth, %	-	***47%***	-	***49%***	-
% of revenue	***46.8%***	***50.6%***	***47.1%***	***50.9%***	-
Interest Expenses	(113,510)	(147,085)	(220,474)	(292,584)	(621)
Transaction Expenses	(6,881)	(7,078)	(12,840)	(13,409)	(28)
Cost of Goods Sold and Services	(35,988)	(72,620)	(67,336)	(135,698)	(288)
Technology & product development	(19,937)	(26,244)	(37,941)	(52,674)	(112)
Sales and marketing	(4,575)	(10,473)	(8,729)	(20,407)	(43)
General and administrative expenses	(5,901)	(7,773)	(11,679)	(15,165)	(32)
Provision expense	(18,771)	(31,677)	(33,962)	(56,730)	(120)
New income before tax	**233,694**	**296,287**	**441,300**	**565,384**	**1,200**
growth, %	-	***27%***	-	***28%***	-
margin, %	***53.2%***	***49.4%***	***52.9%***	***49.1%***	-
Income tax	(39,618)	(53,670)	(73,015)	(99,327)	(211)
Net income	**194,076**	**242,617**	**368,285**	**466,057**	**989**
growth, %	-	***25%***	-	***27%***	-
margin, %	***44.2%***	***40.5%***	***44.1%***	***40.5%***	-

Source Company data

Kaspi.kz

Consolidated Balance Sheet (unaudited)

	31-Dec-2023, KZT MM	28-Jun-2024, KZT MM	28-Jun-2024, USD MM
Cash and cash equivalents	820,466	594,862	1,262
Mandatory cash balances with NBK	47,110	48,422	103
Due from banks	30,683	33,697	71
Investment securities and derivatives	1,377,772	1,294,151	2,745
Loans to customers	4,235,957	4,857,315	10,303
Property, equipment and intangible assets	174,346	186,984	397
Other assets	135,598	152,458	323
Total assets	**6,821,932**	**7,167,889**	**15,204**
Due to banks	154	27,020	57
Customer accounts	5,441,456	5,697,335	12,085
Debt securities issued	99,468	51,049	108
Other liabilities	115,272	99,158	211
Subordinated debt	62,369	62,348	132
Total liabilities	**5,718,719**	**5,936,910**	**12,593**
Issued capital	130,144	130,144	276
Treasury shares	(152,001)	(151,521)	(321)
Additional paid-in-capital	506	506	1
Revaluation (deficit)/ reserve of financial assets	9,719	(9,136)	(19)
Share-Based Compensation reserve	34,810	22,589	48
Retained earnings	1,054,945	1,206,734	2,560
Total equity attributable to Shareholders of the Company	1,078,123	1,199,316	2,544
Non-controlling interests	25,090	31,663	67
Total equity	**1,103,213**	**1,230,979**	**2,611**
Total liabilities and equity	**6,821,932**	**7,167,889**	**15,204**

Source Company data

Kaspi.kz

Segment Revenue and Net Income (unaudited)

KZT mm	2Q'23	2Q'24	6M'23	6M'24
Results of Operations—Segments:				
Payment revenue	112,936	138,716	214,141	265,313
Marketplace revenue	85,985	168,606	158,316	319,056
Fintech revenue	249,472	307,485	480,194	598,086
Payment net income	72,902	88,636	137,592	169,644
Marketplace net income	46,160	77,546	86,612	148,888
Fintech net income	75,014	76,435	144,081	147,525

Source: Company data

Kaspi.kz

About Kaspi.kz

Kaspi.kz’s mission is to improve people’s lives by developing innovative mobile products and services. To deliver upon this we operate a unique two-sided Super App model – Kaspi.kz Super App for consumers and Kaspi Pay Super App for merchants.

Through these Super Apps consumers and merchants can access our leading Payments, Marketplace, and Fintech Platforms. All our services are designed to be highly relevant to users’ everyday needs and enable consumers and merchants to connect and transact, using our proprietary payments network.

The combination of a large, highly engaged consumer and merchant base, best-in-class, highly relevant digital products and a capex lite approach, results in strong top-line growth, a profitable business model and enables us to continue innovating, delighting our users and fulfilling our mission.

Harvard Business School has written two case studies on Kaspi.kz which it continues to teach to its MBA students.

Kaspi.kz has been listed on Nasdaq since January 2024.

Use of Key Financial and Operating Metrics

Certain parts of this press release contain our key financial and operating metrics, which we do not consider to be non-IFRS financial measures. We use these metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate financial projections and make strategic decisions. Our key operating metrics may be calculated in a manner different than similar key financial and operating metrics used by other companies.

(1)
Average Monthly Active Users (MAU) is the monthly average number of users with at least one discrete session (visit) in excess of 10 seconds on the Kaspi.kz Super App in the last three months of each relevant period.

(2)
Average Daily Active Users (DAU) is the monthly average of the daily number of users with at least one discrete session (visit) in excess of 10 seconds on the Kaspi.kz Super App in the last three months of each relevant period.

(3)
Average DAU to Average MAU ratio is the ratio of Average DAU to Average MAU for the same period.

(4)
Monthly Transactions per Active Consumer is the ratio of the total number of transactions for the prior 12 months to the total number of active consumers (the total number of consumers which have used any of our products or services at least once during the prior 12 months), divided by 12.

(5)
Active Merchants is the total number of merchant stores that completed at least one sale of goods or services, or a transaction to or with a consumer, during the prior 12 months.

(6)
Total Payment Value (TPV) is the total value of B2B and payment transactions made by Active Consumers within our Payments Platform, excluding free P2P and QR payments.

(7)
Payments Take-Rate is the ratio of fees generated from B2B transactions, consumer card and QR transactions and membership fees included in Payments fee revenue to TPV for the same period.

(8)
Payments Active Consumers is the total number of consumers that completed at least one transaction within Payments during the prior 12 months.

(9)
Payments Transactions is the total number of TPV transactions.

(10)
Gross Merchandise Value (GMV) is the total transaction value of goods and services sold within Marketplace (on an aggregate, “third-party” or “first-party” basis, as applicable).

(11)
Marketplace Active Consumers is the total number of consumers that completed at least one purchase of goods and services within Marketplace during the prior 12 months.

(12)
Marketplace Purchases is the total number of goods or services purchase transactions made by consumers within Marketplace.

(13)
Marketplace Take-Rate is the ratio of Marketplace fee revenue to Marketplace 3P GMV.

(14)
e-Commerce Gross Merchandise Value (GMV) is the total transaction value of goods and services sold within the e-Commerce business of Marketplace (on an aggregate, “third-party” or “first-party” basis, as applicable). Our “first-party” e-Commerce GMV reflects e-Grocery’s GMV starting from February 2023; prior to that, e-Grocery’s GMV was part of our “third-party” e-Commerce GMV.

(15)
e-Commerce Take-Rate is the ratio of fee revenue generated in the e-Commerce business of Marketplace to e-Commerce 3P GMV.

(16)
e-Grocery Gross Merchandise Value (GMV) is the total transaction value of goods and services sold within the e-Grocery business of Marketplace.

(17)
e-Grocery Active Consumers is the total number of consumers that completed at least one purchase within the e-Grocery business of Marketplace during the prior 12 months.

(18)
e-Grocery Purchases is the total number of goods or services purchase transactions made by consumers within the e-Grocery business of Marketplace.

(19)
e-Cars Gross Merchandise Value (GMV) is the total transaction value of goods and services sold within the e-Cars business of Marketplace.

(20)
e-Cars Take-Rate is the ratio of fee revenue generated in the e-Cars business of Marketplace to e-Cars 3P GMV.

(21)
m-Commerce Gross Merchandise Value (GMV) is the total transaction value of goods and services sold within the m-Commerce business of Marketplace.

(22)
m-Commerce Active Consumers is the total number of consumers that completed at least one purchase within the m-Commerce business of Marketplace during the prior 12 months.

(23)
m-Commerce Purchases is the total number of goods or services purchase transactions made by consumers within the m-Commerce business of Marketplace.

(24)
m-Commerce Take-Rate is the ratio of fee revenue generated in the m-Commerce business of Marketplace to m-Commerce GMV.

(25)
Kaspi Travel Gross Merchandise Value (GMV) is the total transaction value of services sold within the Kaspi Travel business of Marketplace.

(26)
Kaspi Travel Active Consumers is the total number of consumers that completed at least one purchase within the Kaspi Travel business of Marketplace during the prior 12 months.

(27)
Kaspi Travel Purchases is the total number of services purchase transactions made by consumers within the Kaspi Travel business of Marketplace.

(28)
Kaspi Travel Take-Rate is the ratio of fee revenue generated in the Kaspi Travel business of Marketplace to Kaspi Travel GMV.

(29)
Total Finance Value (TFV) is the total value of loans to customers issued and originated within Fintech for the period indicated.

(30)
Fintech Active Consumers (loans) is the total number of consumers that received at least one financing product within Fintech during the prior 12 months.

(31)
Fintech Active Consumers (deposits) is the total number of consumers that had a deposit for at least one day within Fintech during the prior 12 months.

(32)
Average Net Loan Portfolio is the average monthly balance of the Fintech net loan portfolio for the respective period.

(33)
Fintech Yield is the sum of Fintech interest income on loans to customers and Fintech fee revenue divided by Average Net Loan Portfolio.

(34)
TFV to Average Net Loan Portfolio Conversion Rate is TFV for the prior 12 months divided by Average Net Loan Portfolio for the same period.

(35)
Average Savings is the monthly average of customer accounts, which consists of total deposits of individuals and legal entities, for the respective period.

(36)
Cost of Risk is the total provision expense for loans divided by the average balance of gross loans to customers for the same period.

Exchange Rate Calculations

The Kazakhstani tenge (KZT) to US dollar ($) exchange rate used by us for the presentation of certain financial, operating and other data denominated in tenge and included in this presentation is KZT471.46 per $1, as of 28 June 2024.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. federal securities laws, which statements relate to our current expectations and views of future events. In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “might,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “prospective,” “continue,” “is/are likely to” or other similar expressions. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, risks related to the following: our ability to attract sufficient new customers, engage and retain our existing customers or sell additional functionality, products and services to them on our platforms; our ability to maintain and improve the network effects of our Super App business model; our ability to improve or maintain technology infrastructure; our ability to successfully execute the new business model and reach profitability of the e-Grocery operations; our ability to partner with sufficient new merchants or maintain relationships with our existing merchant partners; our ability to effectively manage the growth of our business and operations; developments affecting the financial services industry; our brand or trusted status of our platforms and Super Apps; our ability to retain and motivate our personnel and attract new talent, or to maintain our corporate culture; our ability to keep pace with rapid technological developments to provide innovative services; our ability to implement changes to our systems and operations necessary to capitalize on our future growth opportunities; changes in relationships with third-party providers, including software and hardware suppliers, delivery services, credit bureaus and debt collection agencies; our ability to compete successfully against existing or new competitors; our ability to integrate acquisitions, strategic alliances and investments; our ability to adequately obtain, maintain, enforce and protect our intellectual property and similar proprietary rights; evolving nature of Kazakhstan’s legislative and regulatory framework; our ability to obtain or retain certain licenses, permits and approvals in a timely manner; our ability to successfully remediate the existing material weaknesses in our internal control over financial reporting and our ability to establish and maintain an effective system of internal control over financial reporting; dependence on our subsidiaries for cash to fund our operations and expenses, including future dividend payments, if any; and risks related to other factors discussed under “Risk Factors” in the final prospectus relating to our initial public offering filed with the U.S. Securities and Exchange Commission on 19 January 2024.

We operate in an evolving environment. New risks emerge from time to time, and it is not possible for our management to predict all risks, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The forward-looking statements made in this press release relate only to events or information as of the date on which the statements are made in this press release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.